

July 5, 2012

Mr. Norman King
Chief Executive Officer
Kalex Corp.
330 East 33rd Street, Suite 15M
New York, New York 10016

> **Re:** **Kalex Corp.**
> **Form 10-K for the year ended June 30, 2011**
> **Filed February 7, 2012**
> **File No. 000-52177**

Dear Mr. King:

We have reviewed your response dated May 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2011

Report of Independent Registered Public Accounting Firm, page 25
1. Please explain the purpose of the second date on the report of April 30, 2012. Your auditors should revise their report as appropriate to also explain this date, including whether it applies to a particular aspect of the financial statements or the financial statements as a whole. Refer to AU Section 530 for guidance.

Financial Statements
Note 4 – Derivative Liability, page F-6
2. In your response to previous comment 5, we note you have not issued any shares with regard to this contract. In addition, the maximum shares you could issue at this time would be 80,488, and not 60,000,000, the value of which is recorded on your balance sheet. As such, it appears that by recording an asset for which you have surrendered no value and a liability which you are prohibited from satisfying, you have inappropriately grossed up both the assets and liabilities in your balance sheet. In this regard, we further

refer you to ASC 505-50-25-6, which states that, in a share-based payment transaction, the services should be recognized when received. Although it stipulates that an asset may be recognized prior to this time, this is only applicable when the share-based payment has been exchanged for the enforceable right to receive such services. However, this does not appear to be applicable to your situation, as your response states that you have not issued any shares in exchange for the asset you have recorded on your balance sheet. Therefore, please revise your financial statements to remove the media credit asset and corresponding liability from your financial statements.

3. In this regard, as it appears that you have a contingent obligation to issue common shares, please revise your disclosure within the notes to the financial statements to provide a more thorough description of this contract and transaction, including the circumstances which would lead to its appropriate future recognition in the financial statements.

Note 5 – Equity, page F-7

4. We have reviewed your response to our prior comment 7. To facilitate our understanding of your response, please provide us with additional information as to the nature and timing of this stock issuance. Specifically, it appears to us that the board authorized and directed the issuance of 1,000 Series A Preferred Shares to Mr. King in March 2011, subject to filing the "Correction and Designation." However, the issuance of the shares did not take place until June 20, 2011. In addition, you state in response 7 that you were negotiating a share exchange agreement with an operating company around the time of the issuance and that you calculated the conversion ratio of the preferred shares so that Mr. King could retain voting control after the merger. Please confirm supplementally, or explain how our understanding is not correct.

5. As a related matter, we note that your share price increased significantly during May, June and July of fiscal 2011. Thus, in June when the convertible preferred shares were issued to Mr. King, your common shares traded at an average of approximately fifty cents per share. If the preferred shares issued to Mr. King were convertible into 200,000,000 common shares, please explain to us why you believe that the issuance had no material value and cite your basis in GAAP for this conclusion. Please also tell us whether you attribute the increase in the price of your shares to the potential merger. We may have further comments upon review of your response.

6. We have reviewed your response to our prior comment 8. On an ongoing basis, consideration should be given to SAB Topic 5-T when accounting for expenses paid for by a significant shareholder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief